UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 20, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Citius Pharmaceuticals, Inc.

File No. 1-38174 - CF#37195

Citius Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 14, 2019.

Based on representations by Citius Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through January 2, 2029
Exhibit 10.3	through May 14, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary